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BakerBotts.com

June 24, 2015

Ethan Horowitz Branch Chief	Andrew .J. Ericksen TEL: 7132291393 FAX: 7132292793 aj.ericksen@bakerbotts.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Cabot Oil & Gas Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-10447

Dear Mr. Horowitz:

We are writing on behalf of Cabot Oil & Gas Corporation to request additional time to respond to the Staff’s comment letter dated June 23, 2015 regarding the above-referenced filing. Cabot intends to file its response on or before Wednesday, July 22, 2015.

If you have any questions or require additional information regarding this submission, you may contact the undersigned at (713) 229-1393 or J. David Kirkland, Jr. of this office at (713) 229-1101. Thank you for your courtesy.

Very truly yours,

Baker Botts L.L.P.

By:	/s/ Andrew J. Ericksen
Andrew J. Ericksen

cc:	Ms. Diane Fritz, United States Securities and Exchange Commission
Ms. Shannon Buskirk, United States Securities and Exchange Commission
Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation
Mr. Todd M. Roemer, Cabot Oil & Gas Corporation
Ms. Deidre Schearer, Cabot Oil & Gas Corporation
Mr. J. David Kirkland, Jr., Baker Botts L.L.P.